UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) or 13(e)(1) OF
THE SECURITIES EXCHANGE ACT OF 1934

ENVOY COMMUNICATIONS GROUP INC.
(Name of Subject Company (issuer))
Envoy Communications Group Inc. (Issuer)
(Name of Filing Persons (identify status as offeror, issuer or other person))

Common Shares, Without Par Value
(Title of Class of Securities)
293986303
(CUSIP Number of Class of Securities)

Envoy Communications Group Inc.
Attention: Geoffrey B. Genovese, Chief Executive Officer
172 John Street, Toronto, Ontario, Canada M5T 1X5
(416) 593-1212
(Name, address and telephone number of person authorized to
receive notices and communications on behalf of filing person)

Copy to:
Riccardo A. Leofanti, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP
222 Bay Street, Suite 1750
Toronto, Ontario M5K 1J5
(416) 777-4700

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee
$18,900,000	$2,023

(1)	Calculated solely for purposes of determining the amount of the filing fee. This amount is based upon the purchase of 7 million outstanding common shares of Envoy at the maximum tender offer price of $2.70 per share in cash.
☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	N/A
Form or Registration No.:	N/A
Filing Party:	N/A
Date Filed:	N/A
☐	Check the box if filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☐	third-party tender offer subject to Rule 14d-1.

☑	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

This Tender Offer Statement on Schedule TO relates to the issuer tender offer by Envoy Communications Group Inc., an Ontario corporation (“Envoy” or the “Company”), to purchase up to 7 million of its common shares, without par value, or such lesser number of common shares as are properly tendered and not properly withdrawn. Envoy is offering to purchase these shares at a price not less than $2.55 and not more than $2.70 per common share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated November 20, 2006 (the “Offer to Purchase”), the accompanying Issuer Bid Circular (the “Circular”), and the related Letter of Transmittal, together with the Offer to Purchase and the Circular, which, collectively, as amended or supplemented from time to time, constitute the “Tender Offer.” This Tender Offer Statement on Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4(c)(2) promulgated under the Securities Exchange Act of 1934, as amended.
The information contained in the Offer to Purchase and the Circular, filed herewith as Exhibit (a)(1)(A), is hereby incorporated by reference in response to all the items of this Schedule TO.
Item 1. Summary Term Sheet.
The information under the heading “Summary Term Sheet” in the Offer to Purchase is incorporated herein by reference.
Item 2. Subject Company Information.
(a) The name of the issuer is Envoy Communications Group Inc. The address and telephone number of its principal executive offices are: Envoy Communications Group Inc., 172 John Street, Toronto, Ontario, Canada, M5T 1X5, (416) 593-1212.
(b) The subject securities are common shares without par value of Envoy. The number of shares of the subject securities outstanding as of November 20, 2006 was 19,421,415.
(c) Information about the trading market and price of the subject securities is incorporated herein by reference to the Circular under “Section 5. Price Range of Shares.”
Item 3. Identity and Background of Filing Person.
(a) The filing person to which this Schedule TO relates is Envoy. The address and telephone number of Envoy is set forth under Item 2(a) hereto. The information under “Section 8. Interest of Directors and Officers and Transactions and Arrangements Concerning Shares” of the Circular is incorporated herein by reference.
Item 4. Terms of the Transaction.
(a) The material terms of the transaction are incorporated herein by reference to the Offer to Purchase and the Circular. There will be no material differences in the rights of security holders as a result of this transaction.
(b) The details regarding any purchases from an officer, director or affiliate of Envoy are incorporated herein by reference to the Circular under:

•	“Section 8. Interest of Directors and Officers and Transactions and Arrangements Concerning Shares;”

•	“Section 9. Commitments to Acquire Shares;” and

•	“Section 12. Intention to Deposit Shares.”
Item 5. Past Contracts, Transactions, Negotiations and Agreements.
Information regarding agreements involving Envoy’s securities is incorporated herein by reference to the Circular under “Section 8. Interest of Directors and Officers and Transactions and Arrangements Concerning Shares.” The Company has established a Stock Option/Stock Appreciation Rights Plan, effective November 14, 1997, as amended, and subsequently restated on February 10, 2005, pursuant to which options to purchase common shares and stock appreciation rights may be granted to directors, executive employees and certain consultants of the Company.
Item 6. Purposes of the Transaction and Plans or Proposals.
(a) Information regarding the purpose of the transaction is incorporated herein by reference to the Offer to Purchase under the heading “Summary Term Sheet” and to the Circular under “Section 3. Purpose and Effect of the Offer.”
(b) Information regarding the use of common shares to be acquired is incorporated herein by reference to the Circular under “Section 3. Purpose and Effect of the Offer.”
(c) Information about any plans or proposals is incorporated herein by reference to the Circular under:
•	“Section 3. Purpose and Effect of the Offer;”

•	“Section 8. Interest of Directors and Officers and Transactions and Arrangements Concerning Shares;”

•	“Section 11. Material Changes in the Affairs of the Company;” and

•	“Section 12. Intention to Deposit Shares.”
Item 7. Source and Amount of Funds or Other Consideration.
(a) Information regarding the source of funds is incorporated herein by reference to the Circular under “Section 16. Source of Funds.”
(b) There are no material conditions to the financing of the Tender Offer.
(c) Envoy will use available cash on hand to fund the Tender Offer.
Item 8. Interest in Securities of the Subject Company.
(a) The information under “Section 8. Interest of Directors and Officers and Transactions and Arrangements Concerning Shares” of the Circular is incorporated herein by reference.

(b) To the knowledge of the Company, after reasonable inquiry, neither the Company nor any of the Company’s executive officers, directors, associates, subsidiaries, or executive officers or directors of the Company’s subsidiaries have effected any transaction in the common shares of the Company during the 60 days prior to November 20, 2006.
Item 9. Persons/Assets, Retained, Employed, Compensated or Used.
(a) The information under the heading “Summary Term Sheet” of the Offer to Purchase and “Section 17. Dealer Manager,” “Section 18. Depositary” and “Section 19. Fees and Expenses” of the Circular are incorporated herein by reference.
Item 10. Financial Statements.
(a)-(b) Not applicable. The consideration offered consists solely of cash, the Tender Offer is not subject to any financing condition and Envoy is a public reporting company under Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended, that files reports electronically on EDGAR.
Item 11. Additional Information.
(a)(1) The information under “Section 8. Interest of Directors and Officers and Transactions and Arrangements Concerning Shares” of the Circular is incorporated herein by reference.
(a)(2) The information under “Section 15. Legal Matters and Regulatory Approvals” of the Circular is incorporated herein by reference.
(a)(3) Not applicable.
(a)(4) Not applicable.
(a)(5) None. The information under “Section 15. Legal Matters and Regulatory Approvals” of the Circular is incorporated herein by reference.
(b) None.
Item 12. Exhibits.

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase, dated November 20, 2006 and the accompanying Issuer Bid Circular.

(a)(1)(B)	Letter of Transmittal (which includes the Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9).

(a)(1)(C)	Notice of Guaranteed Delivery.

(a)(2)	None.

(a)(3)	Not applicable.

Exhibit No.	Description

(a)(4)	Not applicable.

(a)(5)(A)	Press release announcing commencement of Tender Offer, dated November 20, 2006.

(b)	None.

(d)(1)	Envoy Stock Option/Stock Appreciation Right Plan, dated February 10, 2005.

(d)(2)	Form of Stock Option Agreement.

(g)	None.

(h)	Not applicable.
Item 13. Information Required by Schedule 13E-3.
Not applicable.

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Geoffrey B. Genovese

Name:	Geoffrey B. Genovese
Title:	President and Chief Executive Officer

Date:	November 20, 2006

EXHIBIT INDEX

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase, dated November 20, 2006 and the accompanying Issuer Bid Circular.

(a)(1)(B)	Letter of Transmittal (which includes the Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9).

(a)(1)(C)	Notice of Guaranteed Delivery.

(a)(2)	None.

(a)(3)	Not applicable.

(a)(4)	Not applicable.

(a)(5)(A)	Press release announcing commencement of Tender Offer, dated November 20, 2006.

(b)	None.

(d)(1)	Envoy Stock Option/Stock Appreciation Right Plan, dated February 10, 2005.

(d)(2)	Form of Stock Option Agreement.

(g)	None.

(h)	Not applicable.